Exhibit 99.2

Trip.com Group Limited

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq: TCOM and HKEX: 9961)

Notice of Annual General Meeting

to be held on June 30, 2026

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Trip.com Group Limited (the “Company”) will be held at 30 Raffles Place, #29-01, Singapore 048622 on June 30, 2026 at 9:30 a.m. (Singapore time), to consider and, if thought fit, pass and approve the following resolutions:

1.	as an ordinary resolution, THAT Ms. May Yihong Wu be re-elected as a director of the Company; and

2.	as an ordinary resolution, THAT Ms. Iris Yang Xiao be re-elected as a director of the Company.

SHARES RECORD DATE AND ADS RECORD DATE

The Board of Directors of the Company has fixed the close of business on May 29, 2026, Hong Kong time, as the record date (the “Shares Record Date”) of our ordinary shares with a par value of US$0.00125 each (the “Shares”). Holders of record of the Company’s Shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on May 29, 2026, New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Shares represented by their ADSs must give voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs (the “Depositary”), if the ADSs are held by holders on the books and records of the Depositary, or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as the case may be.

ATTENDING THE AGM

Only holders of record of Shares as of the Shares Record Date are entitled to attend and vote at the AGM. Please note that holders of ADSs may attend, but may not vote, at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Shares Record Date may appoint a proxy to exercise his or her voting rights at the AGM. A holder of ADSs as of the ADS Record Date will need to give voting instructions directly to the Depositary if the ADSs are held by holders on the books and records of the Depositary, or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as the case may be, as to how to vote the Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), which are incorporated by reference into and made a part of this notice for further details and instructions.

Holders of record of the Company’s Shares on the Company’s Register of Members as of the Shares Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date and return the accompanying proxy form to the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited (“Computershare”) (for holders of Shares) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare must receive the proxy form by no later than 9:30 a.m., Hong Kong time, on June 28, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, being not less than 48 hours before the time for holding the AGM, to ensure your representation at the AGM. For holders of the ADSs, The Bank of New York Mellon must receive your voting instructions by the time specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

ANNUAL REPORT

You may obtain an electronic copy of the Company’s annual report, free of charge, from the Company’s website at https://investors.trip.com, the HKEX’s website at www.hkexnews.hk or from the SEC’s website at www.sec.gov.

By Order of the Board of Directors,
Trip.com Group Limited

/s/ James Jianzhang Liang
James Jianzhang Liang
Executive Chairman of the Board

Executive Office:	Registered Office:

30 Raffles Place, #29-01	Maples Corporate Services Limited
Singapore 048622	PO Box 309, Ugland House, Grand Cayman
KY1-1104, Cayman Islands

Singapore, May 27, 2026

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